

June 27, 2012

Via E-mail
Mr. David Wells
Chief Financial Officer
Netflix, Inc.
100 Winchester Circle
Los Gatos, California 95032

> **Re: Netflix, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 10, 2012**
> **File No. 000-49802**

Dear Mr. Wells:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Factors

Our reputation and relationships with subscribers would be harmed, page 13

1. We note that you derive a significant percentage of revenues from online subscriptions and rely on third-party encryption authentication technology to secure billing data, such as credit card numbers. We also note that you disclose that your services and those of third-parties that you use in your operations are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions which could lead to theft of data. Although you disclose that your website periodically experiences directed attacks intended to cause a disruption in service, you do not provide disclosure about whether you experience the other types of cyber threats that you describe in this filing. Please tell us whether you have experienced attempts to disrupt your internal systems, including unauthorized access to data or theft of data in the past and, if so, whether disclosure of

that fact would provide the proper context for your risk factor disclosures. Please refer to the Division of Corporation Finance's Disclosure Guidance Topic No. 2 at http://www.sec.gov/divisions/corpfin/guidance/cfguidance-topic2.htm for additional information.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 23

2. Please tell us and disclose what differentiates "paid unique subscribers" from "total unique subscribers," and "paid subscriptions" from "total subscriptions." Please be detailed in your response.

3. We note that beginning in the first quarter of 2012, domestic members who are on payment holds will no longer be counted as unique subscribers nor will they be included in your subscription metrics. Please describe for us and disclose the nature of a "payment hold." Additionally, for each segment presented, tell us the number of subscribers that were on "payment holds" in each of the last three fiscal years and in each interim period of the current fiscal year. If you do not plan on separately disclosing the number for this subset of subscribers, please explain to us why this is not considered useful information for investors.

4. Please clarify for us and disclose whether or not trial memberships are reflected in your subscriber metrics and, if so, how.

5. Please clarify for us and disclose the circumstances in which a subscriber is no longer considered to be a subscriber and no longer reflected in subscriber metrics. In connection with this, tell us whether any subscriber metrics include inactive accounts or other accounts for which a monthly fee has not been received and, if so, the basis for their inclusion.

6. In the first paragraph under the footnotes to the first table on page 24, you disclose that members who cancel mid-period will continue to receive service until the end of the period and, accordingly, will be counted as subscribers and in your subscription metrics until the end of the period. Please clarify for us and in your disclosure the period(s) referred to, as your subscription period appears to be monthly but subscriber metrics represent quarterly and annual periods.

Results of Operations, page 26

7. Please explain to us and disclose why segment contribution profit, measured as a percent of each respective segment's sales revenue, varies materially between the domestic streaming and domestic DVD segments. Please also discuss, at an appropriate level of detail, the reason for the contribution profit/(loss) recognized by the international

segment for each period reported, as this amount is material to the consolidated contribution profit reported. In so doing, provide emphasis on the nature of both the costs of revenues and marketing expenses incurred by the international segment, so that investors may better understand the drivers of this segment's results. Please provide us with a copy of your intended revised disclosure.

8. We note that as a result of the separation of your domestic DVD plans from your domestic streaming plans, as well as your expansion into international markets, your company is now comprised of three separate reportable segments. Please confirm that you intend to expand your MD&A disclosure to separately analyze and discuss the results of each segment (i.e., segment revenues, segment costs, and segment contribution profit/(loss)) on a comparative basis, as comparable financial information becomes available. In this regard, your disclosure should quantify and analyze, on a comparative basis, each significant component of cost of revenues and marketing expense that materially varies between comparable periods. In so doing, your disclosure should also include a detailed discussion of the nature and amounts of both the costs of revenues and marketing expense incurred by the international segment, as these costs are material to the corresponding consolidated costs. In connection with your expanded disclosure, a tabular presentation of (A) the material components that make up the cost of subscription revenues and fulfillment expenses within your cost of revenues and (B) the material components that make up marketing expenses may be most meaningful to investors. Please provide us with a copy of your intended revised disclosure.

9. We note several instances in which two or more factors are cited as a cause of a variance, with references to offsetting items in some cases. Please quantify each factor cited so that investors may understand the magnitude and relative impact of each on your results. Refer to section 501.04 of the Codification of Financial Reporting Releases for guidance. Your quantification should also indicate the amount of cost recognized for each material component discussed, in order to provide investors with additional context regarding the component's contribution to your results. For example, on page 28 of your Form 10-K, you state that content acquisition and licensing expenses increased by $674.4 million, but do not disclose the total amount of content acquisition and licensing expense recognized during the current year or prior year. We believe that disclosure of the amounts recognized in the current year and/or prior year may be necessary to provide context to (A) the significance/magnitude of this cost component relative to total "cost of subscription" and (B) the increase in the amount recognized relative to historically recognized amounts. If quantification is not practicable, please state so and disclose the basis for the cited item. Your disclosure should also discuss, at an appropriate level of detail, the underlying reason for the impact of each factor identified. Please provide us with a copy of your intended revised disclosure.

Revenues, page 26

10. We note that you disclose the "average number of unique paying subscribers" and the "average monthly revenue per unique paying subscriber" for your domestic operations. Please tell us whether you intend to provide similar supplemental information regarding your international operations and when. If you do not intend to disclose such information, please explain why the information is not meaningful information to investors. Please note that we acknowledge from the disclosure on page 26 of your filing that your International streaming segment derives revenues from streaming plans priced at approximately the equivalent of USD$7.99 per month. However, as revenues reported for your international operations, presumably, will be subject to fluctuation due to changes in foreign currency exchange/translation rates, we believe that it still may be meaningful to disclose "average monthly revenue per unique paying subscriber," at the actual U.S. dollar equivalent rate. Please revise your disclosure in future filings, as appropriate.

11. To help investors better understand your results, please disclose the "average number of unique paying subscribers" and "average monthly revenue per unique paying subscriber" for each of the domestic streaming and domestic DVD segments (i.e., on a separate basis). In so doing, please present this information for each of the reporting periods presented in your annual and interim filings that reflects results subsequent to the separation of the domestic streaming and domestic DVD operations into individual reportable segments. In addition, please discuss any material variances in this data between comparable periods, if applicable.

Cost of Revenues, page 28

12. We note that the increase in your content acquisition and licensing expenses contributed materially to the increase in "total cost of revenues" recognized for fiscal year 2011, as compared to fiscal year 2010. We also note that content acquisition and licensing expenses include the amortization of the streaming content licenses that are reported on your balance sheet as "streaming content library," costs attributable to streaming content licenses that do not qualify for balance sheet recognition, the amortization of your DVD content library, and costs attributable to your DVD revenue sharing agreements. Furthermore, we note that (A) the significant changes that you have recently made with regard to your business model and operations (e.g., an increased focus on streaming content and streaming operations, as compared to DVD operations) could have a material and, possibly, different impact with regard to each of the aforementioned components of your content acquisition and licensing expenses and (B) certain of the aforementioned costs appear to be fixed or semi-fixed in nature (e.g., the amortization of capitalized streaming content licenses), as compared to certain other costs that appear to be variable in nature (e.g., DVD revenue sharing expense). Based upon the observations noted above, we believe that it may be appropriate for you to expand your disclosure to separately quantify and discuss the variances in each of the major components of content

acquisition and licensing expense. In this regard, we note that it may also be meaningful for you to provide tabular disclosure that quantifies each major component of your content acquisition and licensing costs for each of the comparable reporting periods. Please expand your disclosure accordingly, or advise. Please provide your proposed expanded disclosure as part of your response.

13. Per your disclosure, a 13.6% decrease in the number of DVDs mailed to paying subscribers was the primary contributor to the $39 million decrease in content delivery expenses incurred for fiscal year 2011, as compared to content delivery expenses incurred for fiscal year 2010. However, it is unclear why this decrease in content delivery expenses appears disproportional relative to the impact of the 9.7% increase in the number of DVDs mailed to paying subscribers in fiscal year 2010, which was disclosed as the primary contributor to the $78.7 million increase in content delivery expenses between fiscal year 2009 and fiscal year 2010. In this regard, please tell us whether all factors that contributed materially to the fiscal year 2011 and fiscal year 2010 variances in content delivery expenses were quantified in your disclosure. If not, revise your disclosure accordingly. Also, revise your disclosure to quantify the amount by which costs associated with the use of third-party delivery networks increased due to an increase in the total number of hours of streaming content viewed by your subscribers. Please provide your proposed expanded disclosure as part of your response.

Liquidity and Capital Resources

Contractual Obligations, page 35

14. We note that you present "streaming content obligations" in the contractual obligations table because they represent a purchase obligation as defined in Item 303(A)(5)(ii)(D) of Regulation S-K. However, footnote 3 to the table states that the "less than one year" column does not include $905.8 million of streaming content obligations because they are included in "content accounts payable" and reflected as current liabilities on the balance sheet. This exclusion from the table does not appear to be permitted by Item 303(A)(5) of Regulation S-K for the categories specified therein, since this portion of the content accounts payable balance appears to reflect obligations incurred pursuant to contracts (i.e., rather than a traditional invoiced payables). Please revise the table accordingly. In connection with your revised disclosure, tell us, as well as disclose on a separate basis, the respective on and off balance sheet amounts included in the streaming content obligations amount shown in the table.

15. In connection with the preceding comment, it appears that you have also excluded the $905.8 million of streaming content obligations included in "content accounts payables" from the "less than one year" amount disclosed in the table on page 62 under "Streaming Content" (i.e., in Note 5 to the consolidated financial statements). Please explain to us why your presentation is appropriate and meaningful to investors.

16. Please refer to the "total" column of your contractual obligations table. It appears that the $302 million obligation, which has been disclosed for the 8.50% senior notes, includes both interest payments and the $200 million of principal outstanding for the notes. If this is true, please revise your disclosure to indicate this. If this is not true, explain to us and disclose what the total amount represents.

17. We note that your contractual obligations table includes "other purchase obligations" of approximately $262 million, which are primarily due within the next three years. We believe that this disclosure would be more meaningful to readers if you provided a brief description of the nature of these additional purchase obligations in a footnote to your table. Please revise your disclosure accordingly.

18. Please refer to footnote 2 to your contractual obligations table. You state that the amounts reflected in your contractual obligations table as "streaming content obligations" may not provide a reliable indicator of your expected future cash outflows for the following reasons:

    - You do not estimate the obligations attributable to streaming content agreements with variable terms beyond minimum quantities and/or pricing as of the reporting date; and
    - You have entered into certain streaming content license agreements that include an unspecified or a maximum number of titles that you may or may not receive in the future and/or include pricing contingent upon certain variables, such as theatrical exhibition receipts for the title.

    You also state that the potential future cash payments, which have not been reflected in the contractual obligations table due to the aforementioned variable features or uncertain terms contained in the related contracts, are expected to be significant. To aid investors in understanding the potential magnitude of the amounts associated with these streaming content obligations, please consider disclosing here and/or under the "Streaming Content" section of the commitments and contingencies note to the financial statements (i.e., Note 5) the amounts incurred for these obligations for each statement of operations period presented.

Critical Accounting Policies and Estimates

Content Accounting, page 37

19. We note your disclosure that your streaming content library is reported at the lower of unamortized cost or estimated net realizable value. In this regard, please tell us and expand your disclosure to discuss the extent to which individual streaming contracts recorded within your streaming content library are aggregated for purposes of estimating net realizable value. For example, explain whether net realizable value is estimated (A) for individual contracts, (B) based upon the aggregation of contracts attributable to a particular segment, (C) based upon the aggregation of contracts that are expected to be

streamed to a particular geographic region (i.e., as your operations expand internationally), (D) based upon the aggregation of your entire streaming contract portfolio, and/or (E) based upon some other level of aggregation. If applicable, also explain if the extent to which individual contracts are aggregated is expected to change in connection with the expansion of your operations internationally and, if so, the nature of such change. In addition, to the extent that net realizable value is estimated at the individual contract level or a level of aggregation that does not include your entire streaming portfolio, tell us and disclose how the net realizable value and cash inflows attributable to such contracts are estimated – particularly, as your revenue stream is based upon customers' purchase of access to your streaming services, rather than access to particular contracts. Lastly, tell us the basis for your accounting treatment and/or the accounting literature that you believe supports such treatment. Please provide your proposed expanded disclosure as part of your response.

20. We note that certain of your streaming contracts are not reported on the balance sheet because the streaming license fee is not known or reasonably determinable for a specific title or the title does not meet the criteria for asset recognition (e.g., because the underlying license agreement does not specify the number of titles, the license fee per title, or the windows of availability per title). Please tell us and disclose whether these contracts that do not qualify for balance sheet reporting are evaluated to determine whether known associated costs, if any, are recoverable and/or whether the contracts are in a loss position. If so, explain how recoverability is evaluated – including, whether the contracts are evaluated on an individual basis, aggregated with other streaming contracts that do not qualify for balance sheet recognition, or are aggregated with contracts that are reported on your balance sheet for purposes of measuring the recoverability of your entire streaming portfolio. In addition, tell us and disclose how revenues are attributed to specific contracts or a subset of your entire portfolio contract for purposes of evaluating the recoverability of contract costs, if applicable. Please cite any accounting literature that you believe supports your accounting treatment as part of your response. Please also provide your proposed expanded disclosure as part of your response.

21. We note that you amortize purchased DVDs using an accelerated method and amortize streaming content library on a straight-line basis over each title's contractual window of availability. Please tell us the basis for each amortization method, including the factors considered, the reason for using differing methods, and why each method is appropriate.

Financial Statements

Notes to Consolidated Financial Statements

Note 10. Segment Information, page 71

22. Please explain to us, as well as disclose at an appropriate level of detail, the basis used to attribute cost of subscription revenues and fulfillment expenses, both of which are

included within cost of revenues and marketing expenses, to each segment presented for purposes of arriving at each segment's contribution profit (loss). In this regard, explain and disclose this information for both the segment presentation reported prior to and subsequent to the fourth quarter of fiscal year 2011. Your explanation and disclosure should address each material component within these expenses. For example, please address (i) the amortization of content, other expenses related to the acquisition and licensing of content, content delivery costs related to providing streaming content, costs attributable to the shipping of DVDs to subscribers and revenue sharing, as each of these costs relates to the "cost of subscription revenue," (ii) costs related to trial periods, which are reported as marketing expense, and (iii) expenses incurred in content processing, including operating and staffing of shipping centers as well as receiving, encoding, inspecting and warehousing content library, operating and staffing customer service centers and credit card fees, as each of these costs relate to "fulfillment expenses."

23. We note your statement that the "Company does not identify or allocate its assets by reportable segment." In this regard, please explain to us why assets used by the DVD segment, such as DVD content, are not identified and reported as assets specific to that segment. Similarly, given that your domestic streaming operations and international streaming operations reflect separately reportable segments, tell us whether any of your streaming content contracts are specifically assigned to one of these reportable segments. If so, tell us the basis upon which streaming contracts are assigned or allocated to the respective segments. Alternatively, if you conclude that none of your streaming contracts have been specifically assigned to either the Domestic Streaming segment or the International Streaming segment, please explain to us (A) how costs are managed for the respective segments and (B) how your company's chief operating decision maker assesses the specific performance of each of these segments and/or allocates resources to each of these segments. In this regard, it would appear that the most significant costs recognized by the Domestic Streaming and International Streaming segments, as well as a significant portion of the resource use/consumption by each of the segments, may relate directly to streaming contracts and the associated obligations.

24. In connection with the preceding comment, please describe for us, in detail, how the expansion of your operations internationally is expected to impact your consolidated content-related assets, the "cost of revenues" incurred by your Domestic Streaming and International Streaming segments, respectively, and the performance of each of those segments – including, their respective contribution profit/(loss). Your response should include a discussion of qualitative information, such as (A) whether you expect to stream unique (e.g., geographic-specific) programming to your various international markets due to differences in content preferences, (B) whether you expect to enter separate contracts for content that will be streamed internationally, (C) whether your current contracts permit the streaming of content internationally, and (D) the proportion/percentage of current contracts that are expected to provide useful content for purposes of your expansion, as applicable. In this regard, please also consider whether it would be appropriate to discuss similar information in the "Segment Information" footnote to your

financial statements, the "Overview" section of MD&A, and/or the "Business" section of your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Sears at (202) 551-3302 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or Lauren Nguyen at (202) 551-3542 with any other questions. You may also contact me at (202) 551-3380.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief